WRITERS’ GROUP FILM CORP.
8200 Wilshire Blvd., Suite 200, Beverly Hills, CA 90211
Phone: (310) 461-3737
Facsimile (310) 496-0350

January 14, 2014

Securities and Exchange Commission

VIA EDGAR

Re:	Writers’ Group Film Corp. Reg.Statement No. 333-192887

To the Securities and Exchange Commission:

Writers’ Group Film Corp. (the "Registrant"), hereby requests the acceleration of Registrant's Amendment No. 1 to the Registration Statement filed on Form S-1, to January 16, 2014 at 4 p.m. ET or as soon as possible practically thereafter.

This request is being made pursuant to Rule 461 under the Securities Act of 1933, as amended.

We hereby acknowledge that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Writers’ Group Film Corp.

By:	/s/ Eric Mitchell
Eric Mitchell,
President and Principal Executive Officer